Initial Public Offering May 2019 Made in Louisiana. Made for Louisiana. Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-230798 Dated April 25, 2019

Red River Bancshares, Inc. (the "Company," "RRBI," "Red River," "we" or "our") has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting FIG Partners, LLC, at (404) 601-7200 or by emailing ggersack@figpartners.com or Stephens Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com. This presentation contains forward-looking statements that are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends. Words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates, and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless required by law, the Company also disclaims any obligation to update any forward-looking statements. Interested parties should not place undue reliance on any forward-looking statement and should carefully consider the risks and other factors that the Company faces. Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. The Company is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. This presentation includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to us, which information may be specific to particular markets or geographic locations. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. Although we believe these sources are reliable, we have not independently verified the information. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. Neither the SEC nor any state securities commission has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. This presentation contains non-GAAP financial measures, including tangible common equity, as converted, tangible book value per share, as converted, and tangible common equity to tangible assets. The non-GAAP financial measures that we discuss in this presentation should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation. Legal Information and Disclaimers

Offering Summary Issuer: Red River Bancshares, Inc. Exchange/Ticker: NASDAQ Global Select Market / RRBI (pending) Shares Offered / Structure: 600,000 shares / 95.6% primary, 4.4% secondary Filing Range: $42.00 - $46.00 Base Offering Amount: $26.4 million (at midpoint of filing range; inclusive of secondary shares) Overallotment: 15% (100% primary shares) Market Capitalization: $320.8 million (7,290,678 shares outstanding at the midpoint, including overallotment) Lock-up: 180 days for directors, executive officers, and certain other shareholders Use of Proceeds: General corporate purposes, including repayment of junior subordinated debentures and investment in Red River Bank Bookrunners: Lead – FIG Partners, LLC; Joint – Stephens Inc. Directed Share Program: 10%

Investment Highlights Management team focused on increasing shareholder value – tangible book value¹ is up 768% since the initial private placement common stock offering in 1998 Continuity of leadership – four of the top executives are part of the founding management team Operates in a balanced mix of high-growth markets and stable, deposit-rich markets Highly efficient franchise with 23 banking centers and one loan production office – efficiency ratio of 58.86% in 2018 Average ROAA of 0.99% over the past 10 years; 1.29% ROAA in 2018 Proven ability to grow organically – compounded annual loan growth of 11.0% since 2009 Successfully integrated two acquisitions and positioned to capitalize on future opportunities Noninterest-bearing deposits were 33.3% of total deposits as of December 31, 2018 Conservative credit culture – Nonperforming Assets/Total Assets no higher than 0.60% in the last ten years and 10-year average Net Charge-offs/Average Loans of 0.06% ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information

G. Bridges Hall, IV Shreveport-Bossier City Market President Previously Credit Department Manager (Dallas) at Hibernia National Bank Joined Red River Bank in 2006 David K. Thompson Baton Rouge Market President Previously Baton Rouge Commercial Group Lender at IBERIABANK Joined Red River Bank in 2015 Harold W. Turner Director (Red River Bank), Executive Vice President and Chief Corporate Development Officer Previously Executive Vice President and Regional Chairman (Northern Region) at Hibernia National Bank Joined Red River Bank in 2006 Debbie B. Triche Senior Vice President and Retail Administrator Previously Vice President and Retail Branch Manager at Rapides Bank & Trust Company Joined Red River Bank in 2000 Gary A. Merrifield Senior Vice President and Credit Policy Officer Previously Senior Regional Credit Officer (Florida) at Hancock Bank Joined Red River Bank in 2015 Andrew B. Cutrer Senior Vice President and Director of Human Resources Previously Director of Human Resources at Bunkie General Hospital Joined Red River Bank in 2001 Jeffrey R. Theiler Senior Vice President and Chief Operations Officer Previously Chief Information Security Officer at Hancock Whitney Bank Joined Red River Bank in 2015 Leadership Team R. Blake Chatelain Isabel V. Carriere, CPA and CGMA Tammi R. Salazar Bryon C. Salazar Amanda W. Barnett President, Chief Executive Officer and Director Founding management Previously Executive Vice President of Rapides Bank & Trust Company, a subsidiary of First Commerce Corporation Member of Louisiana State University Board of Supervisors since 2008 B.S. in Finance from Louisiana State University Executive Vice President, Treasurer and Chief Financial Officer Founding management Previously Manager of Financial Planning department at Whitney National Bank, in the Financial Planning and Financial Reporting departments of First Commerce Corporation, and audited depository organizations and their holding companies with KPMG B.S. in Management from Tulane University Executive Vice President – Private Banking, Mortgage and Investments Founding management Previously Vice President of Rapides Bank & Trust Company Director of the Rapides Children’s Advocacy Network and River Oaks Art Center B.S. in Finance from Louisiana Tech University Executive Vice President – Chief Lending Officer Founding management Previously Commercial Banker at Rapides Bank & Trust Company Member of the Board of Commissioners of the Central Louisiana Port Authority B.S. in Finance from Louisiana State University Senior Vice President, General Counsel and Corporate Secretary Joined Red River Bank in 2010 Previously with Gold, Weems, Bruser, Sues & Rundell in Alexandria, LA President of the Louisiana Bar Foundation and a past Chairman of the Bank Counsel Committee of the Louisiana Bankers Association B.A. in English Literature from Tulane University and J.D. from Louisiana State University

Company Overview Red River Bancshares, Inc. was established in 1998 in Alexandria, Louisiana; Red River Bank opened its doors in January 1999 Network of 23 banking centers located in Central, Northwest, Southeast, and Southwest Louisiana and 1 loan production office in Covington, Louisiana Relationship-based approach has yielded a diverse loan portfolio and attractive core deposits Financial Highlights As of and for the year ended 12/31/2018 ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information ²Paid in May 2018; adjusted for 2-for-1 stock split with a record date of October 1, 2018 Source: Red River Bancshares, Inc.

Corporate Culture

Corporate History Note: Each year on the Tangible Book Value graph represents year end financial data ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information Source: Red River Bancshares, Inc.; tangible book value per share and cash dividend adjusted for 2-for-1 stock split with a record date of October 1, 2018 and 15-for-1 stock split with a record date of November 30, 2005 1998 2002 2000 2006 2004 2018 2008 2010 2012 2014 2016 Red River Bank opens in Rapides Parish (1999) Acquired Bank of Lecompte in Central LA (2003) Entry into Northwest LA via de novo branch (2006) Expansion into Southeast LA via Fidelity Bancorp, Inc. acquisition (2013) Expansion into Southwest LA via LPO (2017) Completed initial stock offering of $12.4M (1998) Tangible Book Value¹ Appreciation of 768% Completed stock offering of $4.0M (2000) Completed stock offering of $5.0M (2006) Completed stock offering of $7.4M (2009) Completed stock offering of $12.1M (2017) Paid first cash dividend of $0.15 per share (2018)

Franchise Footprint Made in Louisiana. Made for Louisiana. 4 Markets 9 Parishes 23 Banking Centers 1 Loan Production Office

Louisiana Market Overview

Central

- Includes Rapides and Avoyelles Parishes, which encompasses the Alexandria MSA
- Population: 172,628
- Major employers in the area include: Procter & Gamble, Cleco, Union Tank Car, and Crest Industries

Northwest

- Includes Caddo, Bossier, and DeSoto Parishes; part of the Shreveport-Bossier City MSA
- Population: 401,555
- Economic drivers include manufacturing, healthcare, and telecommunications
- Located on the Haynesville Shale formation

Southeast

- Includes East Baton Rouge and Ascension Parishes, part of the Baton Rouge MSA
- Population: 569,216
- As the state capital and home to Louisiana State University, the state government is the largest employer in Baton Rouge; other significant industries include the industrial construction and petrochemical sectors

Southwest

- Consists of Calcasieu Parish, part of the Lake Charles MSA
- Population: 202,445
- The Lake Charles market has had the highest growth rate of any MSA in the country over the last 5 years
- Gaming, petrochemicals, and aircraft repair are the main drivers of the economy

Deposit Breakdown

	1st Banking Center Opened	Deposits ($M)	Banking Centers	Market Rank	Deposit Market Share	CAGR Since 2014
Central	1999	$993.3	9	1	33.9%	4.0%
Northwest	2006	$322.0	7	9	4.3%	3.2%
Southeast	2013	$260.3	6	8	1.5%	21.8%
Southwest	2018	$1.3	1	18	0.0%	NA

Demographic Highlights



0.7%
0.3%
2.3%
3.5%
2.0%
7.6%
0.3%
5.1%
8.5%
2.6%
Proj. 2024 Population Growth (%)
Proj. 2024 Household Income Growth (%)
Central
Northwest
Southeast
Southwest
Louisiana

Source: S&P Global Market Intelligence; deposits as of June 30, 2018, The Louisiana Economic Outlook: 2018 and 2019, U.S. Census Bureau population estimates for 2017

10

Consistent, Disciplined Growth Total Loans ($M) Total Assets ($M) Total Deposits ($M) Tangible Book Value Per Share1 CAGR Since 2009 – 9.7% CAGR Since 2009 – 11.0% CAGR Since 2009 – 10.0% CAGR Since 2009 – 10.8% ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information Source: Red River Bancshares, Inc.; tangible book value per share adjusted for 2-for-1 stock split with a record date of October 1, 2018 and 15-for-1 stock split with a record date of November 30, 2005

Conservative Credit Culture NPAs/Total Assets (%) Nonperforming Assets ($000) Net Charge-offs/Average Loans (%) Allowance for Loan Losses/Total Loans (%) Source: Red River Bancshares, Inc.

Consistent Profitability Earnings Per Share (Diluted)2 Return on Average Assets (%) Net Income of $23.1 million in 2018 2018 ROAA of 1.29% places the Company in the top 25% of major exchange3 traded banks under $5.0 billion in assets Average ROAA of 0.99% over the past 10 years 2018 Noninterest Income/Average Assets: 0.81% Operating Expense/Average Assets: 2.43% 1 Adjusted for $2.2 million write-down of deferred tax assets associated with changes in tax legislation 2 Historical EPS data adjusted for 2-for-1 stock split with a record date of October 1, 2018 and 15-for-1 stock split with a record date of November 30, 2005 3Major exchange defined as NASDAQ, NYSE and NYSEAM Source: Red River Bancshares, Inc. Efficiency Ratio (%) 1 1 0.82 $2.14

Business Strategy Commercial Banking Personal Banking Real Estate Loans CRE Owner Occupied – focused on businesses within the Company’s geographic footprint that have a history of strong, recurring cash flows CRE Non-Owner Occupied – secondary pursuit reserved primarily for well-established developers and qualified customers in local markets Commercial Loans Expertise in meeting the financing needs of commercial operating companies through bankers that understand the cash cycle, working capital, and fixed asset acquisition needs of a business Treasury Management Services Dedicated team that partners with commercial and private bankers to analyze and implement solutions for clients’ sophisticated depository needs Retail Banking Network Strategic network of banking centers that attracts customers, allowing the Bank to deliver personal banking while also supporting the continued growth of core deposits Private Banking Specialized group that provides unparalleled service and tailored products to high net worth individuals, business owners, and professionals to meet their specific needs Residential Mortgage Loans Originated loans that are sold on the secondary market including conventional, VA, FHA, and Rural Development loans; additionally, these loans play a critical role in meeting the Bank’s community reinvestment and fair lending goals Investment Services Broad range of products and services designed to meet the investment needs of all customers through the Bank’s investment group and its strategic partnership with Cetera Investment Services LLC; as of December 31, 2018, assets under management were $492.6 million

Loan Portfolio Composition No industry concentration greater than 10% of total loans held for investment Highest industry concentration is in healthcare at 9.1% Energy loans are 2.9% of the total portfolio Concentration ratios are well below bank regulatory guidelines: Construction & Development Ratio: 48.7% Commercial Real Estate Ratio: 137.0% As of December 31, 2018 Source: Red River Bancshares, Inc.; pie chart does not include loans held for sale $944 $1,033 $1,147 $1,248 $1,328 Total Loans Held For Investment ($M) Largest Industry Concentrations As of December 31, 2018

Attractive Core Deposit Base $1,250 $1,331 $1,473 $1,526 Total Deposits ($M) Noninterest-bearing Deposits ($M) Total deposits of $1.65 billion as of year-end 2018 4th quarter 2018 cost of deposits was 0.51% As of December 31, 2018, core deposits1 represented 95.0% of total deposits; noninterest- bearing deposits represented 33.3% of total deposits Since 2014, noninterest-bearing deposits increased by $191.5 million while time deposits decreased by $26.3 million $475 $504 $1,646 $548 As of December 31, 2018 1 Core deposits is calculated as total deposits less time deposits greater than $250,000 Source: Red River Bancshares, Inc. $356 $395 CAGR Since 2014 – 11.4%

Navigating Rising Rates Source: Red River Bancshares, Inc.; Federal Reserve Loan Yield Average Effective Fed Funds Rate Cost of Deposits

As of December 31, 2018 As of December 31, 2017 Change in Interest Rates (Basis Points) % Change in Net Interest Income % Change in Fair Value of Equity % Change in Net Interest Income % Change in Fair Value of Equity +300 19.2% 7.1% 15.3% 2.3% +200 12.9% 5.1% 10.3% 2.0% +100 6.6% 3.0% 5.3% 1.6% -100 -6.6% -5.0% -5.3% -4.7% -200 -14.6% -13.4% -11.1% -13.3% Red River Bank diligently monitors its interest rate risk through oversight by the Asset Liability Management Committee and working within established policy guidelines Red River Bank’s balance sheet is expected to be asset sensitive Assets are expected to reprice faster than liabilities, thus projecting a net interest margin expansion in a rising rate environment In 2018, Red River Bank’s net interest margin expanded by 7.5% while the federal funds rate increased by 100 basis points Asset Liability Management Net Interest Margin FTE (%) … And Positioned for Continued Success Source: Red River Bancshares, Inc.

Pro Forma Capital *Does not include $341,000 of common securities issued to the Company by three statutory business trusts in connection with the issuance of such junior subordinated debentures ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information Source: Red River Bancshares, Inc. Assumptions: Offering of $26.4 million ($30.4 million with exercise of overallotment option) Offering price of $44.00 per share Offering expenses of 6% plus an additional $1.3 million 26,680 shares are sold by selling shareholders

Recent Developments Hired an experienced banker and opened a loan production office in Covington, Louisiana, expanding Red River Bank into St. Tammany Parish In the first quarter of 2019, total assets grew $61.5 million (3.3%), total loans grew by $20.0 million (1.5%), and total deposits grew by $45.6 million (2.8%) Net income was $5.7 million in the first quarter of 2019 compared to $5.2 million in the first quarter of 2018, an increase of 8.9% Net interest income increased by $1.5 million (11.1%) due to a 13 basis point expansion in net interest margin and growth in average earning assets of $114.9 million compared to the first quarter of 2018 Operating expenses increased by $851,000 (8.3%) compared to the first quarter of 2018, in part due to higher personnel and occupancy expenses ¹Non-GAAP measure. See “Legal Information and Disclaimers” on slide 2 and “Non-GAAP Reconciliation” on slide 24 for additional information Source: Red River Bancshares, Inc.; tangible book value per share adjusted for 2-for-1 stock split with a record date of October 1, 2018 and 15-for-1 stock split with a record date of November 30, 2005

Future Growth Opportunities Organic Growth Opportunity to increase market share in existing markets and expand into new Louisiana markets Belief that the competition for customers starts with the competition for the best bankers Proven ability to identify and acquire talented bankers with extensive in-market experience Commitment to providing development and advancement opportunities to new and existing employees Strategic Acquisitions Successfully completed two acquisitions – Bank of Lecompte in 2003 and Fidelity Bancorp, Inc. in 2013 Continue to carefully consider strategic acquisition opportunities, primarily in Louisiana A publicly-traded stock should enable Red River Bancshares, Inc. to compete more effectively for future acquisition opportunities

Appendix

Holding Company Board of Directors Name Beneficial Ownership (%) Professional Background John C. Simpson, Chairman 7.58 Private investor and former President and Chief Executive Officer of Red Simpson, Inc., a power line construction company based in Alexandria, Louisiana until 2004 sale to Pike Electric Company M. Scott Ashbrook 1.46 President and owner of Maison Healthcare Management Co., LLC, a property management company, and owner/operator of long term care facilities and other commercial/residential real estate holdings R. Blake Chatelain 2.46 President, Chief Executive Officer, and Director of the Company and Red River Bank Kirk D. Cooper 1.20 President and part owner of Rent-It Company, Inc., a construction equipment rental and sales company based in Alexandria, Louisiana, from 1985 until its 1998 sale to Rental Service Corporation F. William Hackmeyer, Jr. 2.71 Commercial real estate developer engaged in the ownership and operation of office buildings, industrial office/warehouse buildings and shopping centers in several states since 1979 Barry D. Hines * Involved in the ownership and management of multiple healthcare facilities and businesses, and currently serves as President of Quality Care Givers, Inc., a healthcare business consulting firm Robert A. Nichols * Chairman of the Board of Eagle Distributing of Shreveport, Inc., a wholesale distributor of beverage products for the ten parish area of Northwest Louisiana Willie P. Obey * President and owner of Obey Financial Group, LLC, which provides personal consumer loans and President of Willie Obey & Associates LLC, which provides financial planning services Teddy R. Price 5.93 President, Chief Executive Officer, and owner of Central Management Company, Inc. (an owner-operator of long-term care facilities) in Winnfield, Louisiana, since 1986 Don L. Thompson * Private investor and founder of Thompson Health Services, Inc., a provider of home health services, until its 2003 sale H. Lindsey Torbett, CPA, CFP 1.25 Owner of Torbett Financial Strategies, Ltd., a consulting firm that Mr. Torbett founded in 1997 to provide financial consulting services to individuals and businesses in matters involving financial management strategies and venture capital arrangements Total Board and Named Executives Ownership of 25.8% *Denotes ownership of less than 1.0% Note: Ownership percentage based on 6,636,926 shares outstanding as of April 3, 2019; beneficial ownership includes any outstanding shares of common stock plus any shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days

Non-GAAP Reconciliation Source: Red River Bancshares, Inc.